CITY TELECOM (H.K.) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 1137)

OVERSEAS REGULATORY ANNOUNCEMENT

Please refer to the attached announcement released to the other stock exchanges on which the Company is listed in relation to the Company’s extension of expiration date of its Tender Offer and Consent Solicitation for its 8.75% Senior Notes due 2015.

By Order of the Board
City Telecom (H.K.) Limited Wong Wai Kay, Ricky
Chairman

Hong Kong, 20th August 2008

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director is Mr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

For Immediate Release

CITY TELECOM ANNOUNCES EXTENSION OF EXPIRATION DATE OF ITS CASH TENDER OFFER AND CONSENT
SOLICITATION

HONG KONG – August 20, 2008- City Telecom (H.K.) Limited (the “Company”, SEHK: 1137, NASDAQ: CTEL), a corporation incorporated under the laws of Hong Kong, today announced that, in connection with its previously announced tender offer (the “Offer”) to purchase for cash all of its outstanding 8.75% Senior Notes due 2015 (the “Notes”) as well as the related consent solicitation (the “Consent Solicitation”) to amend the indenture governing the Notes, it is extending the expiration date of the Offer to 8:00 a.m., New York City time on October 1, 2008, unless further extended or earlier terminated.

On July 25, 2008, the Company announced it had received tenders and consents from holders of a majority in aggregate principal amount of the Company’s outstanding Notes.

HSBC Securities (USA) Inc. is acting as Dealer Manager for the Offer and as the Solicitation Agent for the Consent Solicitation and can be contacted in New York at (888) HSBC-4LM (toll-free) or +1 (212) 525-5552 (collect), in Hong Kong at +852 2822-3071, in London at +44 (20) 7991-5874 or via e-mail at liability.management@hsbcib.com. D.F. King & Co., Inc. is the Information Agent and can be contacted at +1 (212) 269-5550 (for banks and brokers only) or (800) 628-8532 (toll free). Copies of the Offer to Purchase and Consent Solicitation Statement and other related documents may be obtained from the Information Agent.

The Offer to Purchase and Consent Solicitation are being made solely on the terms and conditions set forth in the Offer to Purchase and Consent Solicitation Statement. This communication is for informational purposes only and is qualified by reference to the Offer to Purchase and Consent Solicitation Statement. Under no circumstances shall this press release constitute an offer to buy or the solicitation of an offer to sell any securities of the Company. This press release also is not a solicitation of consents to the proposed amendments to the indenture.

About City Telecom (H.K.) Limited

Established in 1992, City Telecom (H.K.) Limited (SEHK: 1137, NASDAQ: CTEL) provides integrated telecommunications services in Hong Kong. City Telecom’s wholly-owned subsidiary, Hong Kong Broadband Network Limited (HKBN), is in the process of expanding its Next Generation Network from approximately 1.4mn to 2.0mn homes pass. HKBN has achieved an aggregate Voice, Broadband (symmetric 25Mbps up to 1Gbps), IP-TV and Corporate data services base in excess of 726,000 subscriptions. Additional information on City Telecom can be found at www.ctigroup.com.hk.